RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
Tel: +972 3 767 9397

August 16, 2010

VIA EDGAR

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:	RADVISION Ltd.
Schedule TO-I filed on July 27, 2010
Schedule TO-1/A filed August 2, 2010
SEC File No. 5-58761

Dear Ms. Chalk:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) in a letter addressed to Mr. Steven J. Glusband of Carter Ledyard & Milburn LLP, counsel to RADVISION Ltd. (the “Company”), dated August 10, 2010, with respect to the Company’s Schedule TO-I filed July 27, 1010, as amended on August 2, 2010.  Please be advised that in connection with the accompanying response letter dated August 16, 2010 from Mr. Glusband, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RADVISION Ltd. Boaz Raviv Chief Executive Officer